

December 18, 2014

Via E-mail
Mr. Victor Bravo Martin
Chief Financial Officer
Empresas ICA, S.A.B. de C.V.
Blvd. Manuel Ávila Camacho 36
Col. Lomas de Chapultepec
Delegación Miguel Hidalgo
11000 Mexico City, Mexico

> **Re:** **Empresas ICA, S.A.B. de C.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed April 30, 2014**
> **File No. 1-11080**

Dear Mr. Bravo:

We have reviewed your response letter dated October 31, 2014 and have the following comments.

Form 20-F for the Fiscal Year Ended December 31, 2013

Consolidated Financial Statements, page F-1

Note 7. Customers, page F-49

1. We note your response to comment 5, from our letter dated July 22, 2014, and refer to your proposed modified disclosure of amounts past due but not impaired. To the extent that your modified disclosure no longer includes costs and estimated earnings in excess of billings on uncompleted contracts, please tell us the reason that amounts comprising up to 120 days, at December 31, 2013, increased, rather than decreased, from your original disclosure.

2. In addition, we note that the detail you provided by project, that supports your modified disclosure of amounts past due 360 days but not impaired, does not agree to your proposed modified disclosure. For example, your table only presents Ps.590,310 of projects rather than the Ps.788,310 provided as more than 360 days in your proposed modified disclosure for the year ending December 31, 2013. In this regard, tell us what projects make up the remaining Ps.198,000 of amounts over 360 days but not impaired.

3. We note your response to comment 6, from our letter dated July 22, 2014, and understand that the receivable from billings on contract attributable to Metro Line 12 was Ps.3,798

million at December 31, 2013. However, in your response to prior comment five, your table indicates that this amount had not yet been billed at December 31, 2013. Please clarify. Additionally, please tell us whether an opinion has been rendered by the expert regarding the technical and administrative matters related to the construction project and whether the receivables have been subsequently billed to the Mexican government agency.

4.   We note your response to prior comment 7 and refer to the corrected table presented in your response. Please tell us if and how the error on your table impacted your financial statements. Since recoveries of amounts previously reserved "are recognized within results due to the fact that the account receivable was recovered and it is no longer necessary to account for it under allowance for doubtful accounts", it appears to us that your pre-tax income and cash may be overstated by Ps.325,849,000. Please advise.

5.   In addition, please tell us which project the write offs of Ps.534,097 related to. Please provide a breakdown of each project included in this balance and tell us how in light of the material nature of these write offs, you determined that any remaining balances related to these projects are collectible.

Note 31. Stockholders' Equity, page F-118
f. Equity forward, page F-119

6.   Please describe to us in greater detail the instrument or instruments that give rise to the written put and purchased call, including how they can be settled.

7.   We note from your response to our prior comment 3 that you determined that the two components in substance combine to form a synthetic forward and should be treated as one derivative financial instrument. Please tell us how you applied the guidance in IAS 32.42 along with any other applicable IFRS in determining that you can offset the two components.

8.   Please clarify for us the specific adjustments that you determined were necessary in order to account for the instrument(s) under IFRS. In this regard, it does not appear from the as restated balance sheet you provided in the response that there were any adjustments to assets or liabilities.

9.   Please provide us with the disclosures that you intend to include in future filings related to the instrument(s).

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Mr. Victor Bravo Martin
Empresas ICA, S.A.B. de C.V.
December 18, 2014
Page 3

       After reviewing the information you provide in response to these comments, we may have additional comments.

       You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3854 if you have questions regarding these comments.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant